UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 8, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

August 8, 2016.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that although July 20, 2016 was the maturity date for the natural gas transportation service invoicing for the month of June 2016, the natural gas distribution companies Gas Natural Ban S.A., Metrogas S.A., Camuzzi Gas del Sur S.A. y Camuzzi Gas Pampeana S.A. (the “Distribution companies”) to date owe TGS an approximate amount of AR$ 205,000,000 (Argentine Pesos Two Hundred and Five Million).

This default, according to communications received from Distribution companies, is due to the instructions given by the Natural Gas Regulatory Body (ENARGAS) as a result of the judgment rendered on July 14, 2016 (the “Judgment”) by the Federal Court of Appeals of La Plata, which declared null and void Resolutions no. 28/2016 and no. 31/2016 (the “Resolutions”) issued by the Ministry of Energy and Mining (the “Ministry”), and, therefore, ordered to roll back to the tariff status prior to the issuance of the Resolutions.

The Court resolved to allow the extraordinary appeal filed by the Ministry against the Judgment, while keeping the new tariff scheme suspended in accordance with the Judgment, so although the Judgment is not final, the effects remain valid.

The Resolutions issued by the Ministry and the tariff increase therein are essential in order to provide transparency and sustainability to a key area in Argentina’s economy as is natural gas transportation and distribution, governed by Law no. 24,076.

If the current situation remains constant through time, capital expenditures committed and ongoing under the investment plan demanded by ENARGAS’ Resolution no. 3724/16 (the “Investment Plan”) -which amounts to approximately AR$ 790,000,000 (Argentine Pesos Seven Hundred and Ninety Million)- and required to guarantee service reliability and safety and maintenance and operation of the natural gas transportation system operated by TGS, shall be seriously affected and cause TGS a negative cash flow of approximately AR$ 1,400,000,000 (Argentine Pesos One Thousand and Four Hundred Million), leading to lack of cash and putting TGS’ operations at risk.

If the Argentine Government does not provide any economic assistance to make up for the lack of incomes corresponding to the tariff increase set forth this year, TGS’ economic and financial condition and the Investment Plan shall be seriously affected.

In order to safeguard its rights and the public service it provides, TGS is engaged in adopting all the measures required in accordance with the regulatory framework in force, and it hereby reports competent authorities about the infringement incurred and the serious damages this situation causes TGS.

Sincerely,

Silvia Migone Díaz

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: August 8, 2016